MEMORANDUM
TO:	Patrick F. Scott Dave Manion U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	June 8, 2018
SUBJECT:
Response to comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on May 14, 2018, relating to the reorganization of each of the JNL/MMRS Conservative Fund and the JNL/MMRS Growth Fund into JNL/MMRS Moderate Fund, each a series of the JNL Series Trust (the "Registrant")
File No.: 333-224917

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comment to the Registration Statement received via telephone on May 31, 2018.

The comment is repeated below in italics, with the Registrant's response immediately following.  The defined terms used in this letter have the same meaning as in the Registration Statement.

1.	Please provide the analysis, as described in the North American Series Trust SEC No-Action Letter, for the Reorganizations.

RESPONSE: The Commission Staff's North American Series Trust No-Action Letter (pub. avail. August 5, 1994) (the "NAST Letter") sets out several factors for consideration in determining which fund is the accounting survivor of a reorganization:

"In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund."

The Registrant believes that the Combined Fund resulting from the Reorganizations will most closely resemble the corresponding Acquiring Fund, and therefore the Acquiring Fund should be considered the surviving fund of the Reorganizations, for the following reasons:

•	The Combined Fund will have investment objectives, policies, and restrictions identical to those of the Acquiring Fund.
•	The portfolio composition of the Combined Fund will more closely resemble that of the Acquiring Fund.
•	The expense structure and expense ratios of the Combined Fund will more closely resemble that of the Acquiring Fund.
•	The Combined Fund will have the same investment adviser, service providers, and portfolio management team as the Acquiring Fund.

It is the Registrant's intention to respond fully to the Commission Staff's comment, and the Registrant believes that the response described above does so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File